Exhibit 99.1

Sinovac Begins the Production of Influenza A (H1N1) Vaccine

•	On Monday June 8, 2009, 9:20 am EDT

BEIJING, June 8 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, announced today that it begins the production of a vaccine against influenza A (H1N1) virus. The virus seed was received from US CDC and was delivered to the company on June 8, 2009.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, ''In the midst of a global outbreak and transmission of H1N1, our mission as a vaccine developer and manufacturer is to protect the public. We are very pleased to offer our expertise in supplying preventative vaccines to the national and local authorities as they focus on controlling the transmission of the H1N1 virus. Today, Sinovac has received the virus seed, we will start the production of H1N1 vaccine immediately from production of virus seed lots. Throughout this critical time, Sinovac will continue its commitment to providing safe and high quality vaccines.''

Sinovac's current annual manufacturing capacity is approximately 20-30 million doses of pandemic influenza vaccine. The capacity for H1N1 will depend on the performance of the virus seed. In order to supply enough vaccines to protect the public within a reasonable period of time, Sinovac and other flu manufactures in China have collaborated to co-manufacture Panflu, Sinovac's pandemic influenza vaccine with H1N1 virus seed upon approval from China's State Food and Drug Administration (SFDA). Sinovac will take the lead, completing key production processes on its own production line, while other flu manufacturers will be producing part of the bulk products and filling and packaging semi-finished products.

Sinovac's internal preparations are being supported by external organizations in order to deliver a high quality vaccine to the market as soon as possible. China's SFDA has cleared the pandemic influenza vaccine for fast track approval, while the National Institute for the Control of Pharmaceutical and Biological Products (NICPBP) has committed a simultaneous lot release for H1N1 vaccine to ensure supply by early October 2009.

Yin added, ''Sinovac is pleased to lead the effort in providing vaccines against H1N1. Through our expertise and external collaborators, we are integrating the industry's resources to ensure that China's large population base has access to the H1N1 vaccine, consistent with our ultimate mission to supply vaccines to the public that offer the maximum possible protection.''

At the end of May 2009, Sinovac completed all preparatory work for vaccine production against the H1N1 virus. On May 29, 2009 during a visit from China's Vice Premier, Li Keqiang, and his delegation, Li Keqiang emphasized the need for preventative vaccines and praised Sinovac for its efforts towards infectious disease prevention and social responsibility.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccine products include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). Panflu(TM), Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for enterovirus 71, universal pandemic influenza, Japanese encephalitis vaccine, and human rabies vaccine. Its wholly owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

   For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

   Investors:
     Amy Glynn/Sara Pellegrino
     The Ruth Group
     Tel:   +1-646-536-7023/7002
     Email: aglynn@theruthgroup.com
                spellegrino@theruthgroup.com

   Media:
     Janine McCargo
     The Ruth Group
     Tel:    +1-656-536-7033
     Email:  jmccargo@theruthgroup.com